Exhibit 99.1

Media Contacts:
Sharon Ginga, Director of Corporate Communications
Optibase, Ltd.
011-972-9-9709-255
sharong@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE & TIME BROADBAND EXPAND IPTV SERVICES FOR MTNL INDIA

100 H.264/AVC Digital TV Channels for the MTNL Network

HERZLIYA, ISRAEL – 30 October, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital head-end video solutions, and its partner, broadband content services operator, Time Broadband Services Pvt. Ltd., announced today that they are expanding their IPTV solution to India’s state-owned major telecom service provider, Mahanagar Telephone Nigam Ltd. (MTNL).

MTNL recently launched IPTV services, through Time Broadband, utilizing Optibase’s IPTV MGW 5100 platforms for its digital IPTV head-end operation at the company’s Network Operating Centre. Service provider, Time Broadband is geared up to deploy IPTV services on both TV & PC delivery, through network and internet service providers across India. Following the success of the initial deployment of Optibase MGW 5100 IP video head-ends providing 26 channels of Telco-grade streaming, Optibase has now supplied an additional 74 channels, totaling 100 MPEG-4 Part 10 H.264/AVC channels. Together with Time Broadband, Optibase is enabling the launch of their IPTV services in Delhi – one of the most affluent areas in terms of ARPU, with high sign-on rates for broadband internet Services.

“During the initial deployment, Optibase demonstrated their extensive IPTV know-how relating to H.264 AVC. We were impressed by the quality of the Optibase solution and the superior level of service. Therefore we decided to select the Optibase MGW 5100 integrated digital head ends for the full-scale commercial launch. We are confident that this productive relationship with the high level of commitment from Optibase will continue into the future with our plans for further growth of our IPTV services in prominent locations of the Indian market through multiple telecom operator relationships,” said Time Broadband Services’ Managing Director Sujata Dev.

Danny Lustiger, CFO of Optibase, stated, “We are delighted with the success of our first installation of Time Broadband at MTNL Delhi Network and look forward to a long-term collaboration with our globally eminent CDN partners, driving the large scale deployment of IPTV in India. Optibase combines high quality products with world-class services, providing MTNL with a carrier-grade IPTV solution required for the expansion of triple play services in the Delhi metropolitan high growth potential market. “

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California with offices in Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

About Time Broadband

Time Broadband Services Pvt. Ltd. is a closely held company incorporated in India with an objective to provide Convergent systems and underlying services to enable Telecom carriers to offer Rich-media Video basic and interactive television based Value-added services to their Broadband customers. Accordingly, the company has three distinct segments but complementary vertical business units to cover all domains of future expansion activities envisaged: a) IPTV CDN Services Management of Customer inter-phase on behalf of Telecom operators b) Technology Deployment & manpower support with inputs from top Techno-providers. C) Content Aggregation & digital Re-purposing for Content-providers for market expansion. TBSL has entered into an agreement with Mahanagar Telephone Nigam Limited for provision of the video services on a 7 year tenure, as a part of its Tri-band service.

This press release contains forward-looking statements concerning our marketing and operations plans for specific sales to visions west. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving of the IPTV market in general, and in India in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.